April 26, 2005

Mr. Stathis Kouninis

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Your letter of April 19, 2005, concerning MetaSolv, Inc. (“the company”)
Form 8-K filed April 11, 2005
Your File No. 000-28129

Dear Mr. Kouninis:

This letter is in response to your referenced letter of April 19, 2005, concerning MetaSolv, Inc.’s Form 8-K filed on April 11, 2005. For ease of reference, we have reproduced the full text of the Staff’s comments, each of which is followed by the Company’s response.

SEC Comment #1. “Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustment on pre-tax net loss. Also, tell us why none of the adjustments related to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.”

MetaSolv, Inc. Response to SEC Comment #1. There were no fourth quarter adjustments to close the books, other than those adjustments of a normal, recurring nature, which are, in the opinion of management, necessary to fairly present the Company’s financial position, results of operations and cash flows. There were no adjustments recorded in connection with, or as a result of the audit. There were two areas that the Company’s independent auditors felt were indicative of control deficiencies in income tax accounting. Both related to the valuation of foreign tax exposures. While accounting differences from the Company’s original treatment of these exposures were determined as a result of the audit, these differences offset one another to an extent that there was no material impact on tax expense, and no resulting audit adjustment.

SEC Comment #2. “Provide us with any letter or written communications to and from the former accountants regarding any reportable events to management or the Audit Committee.”

MetaSolv, Inc. Response to SEC Comment #2. We attach the following letters from KPMG. While neither a “material weakness” nor a “significant deficiency” under Paragraph 207 of PCAOB Auditing Standard No. 2 appears to be specified as a “reportable event” under Item 304(a)(1)(v) of Regulation S-K, at the request of and in accordance with what was described as the internal policy of KPMG we did include the specific items that are shown in the Form 8-K.

Mr. Stathis Kouninis	April 25, 2005
United States Securities and Exchange Commission	Page 2

•	Letter of KPMG dated April 11, 2005, filed on April 11, 2005 as Exhibit 16 to the referenced Form 8-K, transmitted to MetaSolv, Inc. management by KPMG on April 11, 2005.

•	Letter of KPMG dated March 28, 2005 to T. Curtis Holmes, Jr., CEO of MetaSolv, Inc. regarding audit of internal control over financial reporting for year ended 12/31/2004. The attachment referenced in the penultimate paragraph of the letter is not provided as it did not include matters rising to the level of “significant deficiency” or “material weakness”.

•	Letter of KPMG dated March 28, 2005 to Audit Committee of MetaSolv, Inc. regarding audit of internal control over financial reporting for year ended 12/31/2004

Acknowledgments Requested by Your Letter of April 18. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. We also acknowledge that staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this meets the intent of your request. If you have additional questions, we ask that you contact our General Counsel, Jonathan K. Hustis, at 972-403-8509, to coordinate our receipt of your request and our response.

Sincerely,

MetaSolv, Inc.

By:	/s/ T. Curtis Holmes, Jr.
T. Curtis Holmes, Jr.
President and Chief Executive Officer

April 11, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for MetaSolv, Inc. and, under the date of March 28, 2005, we reported on the consolidated financial statements of MetaSolv, Inc. as of December 31, 2004 and 2003 and for the three-year period ended December 31, 2004. On April 5, 2005, our appointment as principal accountants was terminated. We have read MetaSolv, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 11, 2005, and we agree with such statements, except we are not in a position to agree or disagree with MetaSolv, Inc.’s statements that (1) on April 5, 2005, the Audit Committee of the Board of Directors of MetaSolv, Inc. notified Grant Thornton LLP (Grant Thornton) that it was being engaged to serve as the Company’s independent public accountants effective immediately; (2) the appointment of Grant Thornton and the dismissal of KPMG were approved by the Audit Committee; (3) or the statements made by the Company in the fifth paragraph under Item 4.01 of such Form 8-K.

Very truly yours,

/s/ KPMG LLP

T. Curtis Holmes

MetaSolv, Inc.

5556 Tennyson Parkway

Plano, Texas 75024

March 28, 2005

Dear Mr. Holmes,

In planning and performing our audit of the consolidated financial statements of MetaSolv, Inc. as of December 31, 2004, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements. In conjunction with our audit of the consolidated financial statements, we also performed an audit of internal control over financial reporting in accordance with the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.

Pursuant to the standards of the PCAOB, we are required to communicate to management all control deficiencies, including significant deficiencies and material weaknesses in internal control over financial reporting, identified during the audit of internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In connection with our audit of internal control over financial reporting of MetaSolv Inc, we noted the following control deficiency that we consider to be a significant deficiency.

Journal Entry Review – EMEA Location

Journal entries recorded by the EMEA accounting department in London are manually tracked on a journal entry log that facilitates review by someone other than the preparer. There is, however, no methodology in place (comparison to a system-generated report, for example) to ensure completeness of the manually prepared journal entry log.

MetaSolv, Inc.

March 28, 2005

As a result of this deficiency, management and KPMG determined that the Company’s internal controls over the review and approval of journal entries at its London location did not reduce to remote the likelihood that a more-than-inconsequential misstatement of the annual or interim financial statements will not be prevented or detected. As such, management and KPMG categorized this deficiency as a significant deficiency.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our audit of the Company’s internal control over financial reporting, we noted the following control deficiency that we consider to be a material weakness.

Income Tax Accounting

KPMG noted accounting errors during our performance of our audit that were indicative of control deficiencies in income tax accounting. The control deficiency that led to the errors appears to stem from the Company not employing personnel with adequate expertise in matters related to the accounting for estimated income tax exposures and foreign income taxes.

As a result, KPMG determined that the Company’s internal controls over the preparation of the income tax provision and related footnotes did not reduce to remote the likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As such, KPMG categorized this deficiency as a material weakness.

In connection with our audit of internal control over financial reporting of MetaSolv Inc, we also have identified control deficiencies that, in our opinion, do not rise to the level of a significant deficiency or a material weakness. Those deficiencies are included as an attachment to this letter.

This report is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

/s/ KPMG LLP

Audit Committee

MetaSolv, Inc.

Plano, Texas

March 28, 2005

Gentlemen:

In planning and performing our audit of the consolidated financial statements of MetaSolv, Inc. as of December 31, 2004, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements. In conjunction with our audit of the consolidated financial statements, we also performed an audit of internal control over financial reporting in accordance with PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.

Pursuant to the standards of the Public Company Accounting Oversight Board (United States), we are required to communicate all control deficiencies, significant deficiencies, and material weaknesses in internal control over financial reporting, identified during the audit of internal control over financial reporting, to management. In addition, we are required to communicate all such significant deficiencies and material weaknesses to the audit committee.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In connection with our audit of internal control over financial reporting of MetaSolv, Inc., we noted the following control deficiency that we consider to be a significant deficiency.

Journal Entry Review – EMEA Location

Journal entries recorded by the EMEA accounting department in London are manually tracked on a journal entry log that facilitates review by someone other than the preparer. There is, however, no methodology in place (comparison to a system-generated report, for example) to ensure completeness of the manually prepared journal entry log.

MetaSolv, Inc.

March 28, 2005

As a result of this deficiency, management and KPMG determined that the Company’s internal controls over the review and approval of journal entries at its London location did not reduce to remote the likelihood that a more-than-inconsequential misstatement of the annual or interim financial statements will not be prevented or detected. As such, management and KPMG categorized this deficiency as a significant deficiency.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our audit of internal control over financial reporting of MetaSolv, Inc., we noted the following control deficiencies that we consider to be a material weakness:

Income Tax Accounting

KPMG noted accounting errors during performance of our audit that were indicative of control deficiencies in income tax accounting. The control deficiency that led to the errors appears to stem from the Company not employing personnel with adequate expertise in matters related to the accounting for estimated income tax exposures and foreign income taxes.

As a result, KPMG determined that the Company’s internal controls over the preparation of the income tax provision and related footnotes did not reduce to remote the likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As such, KPMG categorized this deficiency as a material weakness.

We also have identified other control deficiencies, which have previously been communicated to management.

This report is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

/s/ KPMG LLP